Jason S. McCaffrey +1. 1.617.348.4416 JSMcCaffrey@mintz.com	One Financial Center Boston, MA 02111 617 542 6000 mintz.com

May 1, 2025

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE Washington, DC 20549

Re:	Confidential Submission of Biodexa Pharmaceuticals PLC Draft Registration Statement on Form F-1

Dear Ladies and Gentlemen:

On behalf of our client, Biodexa Pharmaceuticals PLC, a public limited company organized under the laws of England and Wales (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 of the Company for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) prior to the public filing of our Registration Statement on Form F-1. The Draft Registration Statement is being submitted via EDGAR to the Commission for confidential non-public review pursuant to procedures of the Commission.

The Company will publicly file its registration statement and nonpublic draft submissions at least 48 hours prior to the requested date and time of effectiveness for the registration statement.

If you have any questions with respect to this confidential submission, please call me at

(617) 348-4416.

Very truly yours,

/s/ Jason S. McCaffrey

Jason S. McCaffrey

JM

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